FirstCaribbean International Bank Limited

Michael Mansoor Building

Warrens, Saint Michael, Barbados BB22026

May 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:                             FirstCaribbean International Bank Limited

Request to Withdraw Registration Statement on Form F-1

File No. 333-223901

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), FirstCaribbean International Bank Limited (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registration Statement on Form F-1 (File No. 333-223901) originally filed with the Commission on March 23, 2018, together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Registrant has decided not to pursue the offering contemplated by the Registration Statement, and confirms that the Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b) under the Securities Act, the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact David S. Bakst of Mayer Brown LLP at (212) 506-2551 with any questions with regard to this matter.

Very truly yours,

/s/ Colette Delaney
Colette Delaney
Chief Executive Officer
FirstCaribbean International Bank Limited

cc:	David S. Bakst
James B. Carlson
Reb D. Wheeler
Mayer Brown LLP